Exhibit 99.1

Safe-T Appoints Chen Katz, a High-Tech Veteran, as Chairman of the Board of Directors

HERZLIYA, Israel, January 23, 2019 — Safe-T® (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, announced today that the Company’s Board of Directors resolved to appoint Mr. Chen Katz as a director, with immediate effect, and until the next annual shareholders’ meeting. The Company’s Board of Directors further resolved to appoint Mr. Katz as Chairman of the Board of Directors.

Mr. Katz has wide-ranging experience working with growth technology companies, and his expertise includes finance, management and the technology industry. Mr. Katz has been the chief executive officer of TechnoPlus Ventures Ltd., an Israeli publicly traded investment firm (TASE: TNPV) since 2006. At TechnoPlus, he focuses on identifying, deal structuring and investing in small to mid-sized companies with entrepreneurial spirit and strong technological advantages, helping to support continuous growth.

Mr. Katz currently serves as the Chairman of the Board of two medical-device companies, Nicast Ltd. and its subsidiary, Nanomedic Technologies Ltd. and he also serves as a director in CompuLab Ltd., RapiDx Ltd. and Aminach Furniture and Mattresses Industry Ltd. Mr. Katz served on the Board of Directors of D-Led Illumination Technologies Ltd., as well as Shekel Scales (2008) Ltd. Mr. Katz is a member of the Israel Bar Association. He holds a European Master’s in Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa, both magna cum laude.

Mr. Amir Mizhar, who founded Safe-T and has been the Company’s Chairman of the Board of Directors since June 2016, will continue to serve as a director of the Company; Mr. Mizhar was also appointed as the Company’s President. Mr. Mizhar will also continue to serve as Chief Software Architect of the Company’s wholly owned subsidiary, Safe-T Data A.R Ltd.

“I am pleased to welcome Chen Katz to our Board of Directors,” said Amir Mizhar. “His vast technology expertise, thorough understanding of financing, and experience in driving growth both through innovative strategies and mergers and acquisitions will enhance Safe-T’s leadership team and support our global expansion.”

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the enhancement of Safe-T’s leadership team and support of its global expansion. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia, CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com